

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2024

The principal balances and results accumulated for the period ending March 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2.629.959
Loans and accounts receivables from customers and banks, net	40.064.200
Loans and accounts receivables from customers at fair value, net	107.811
Financial instruments	12.795.627
Financial derivative contracts	14.283.509
Other asset ítems	4.899.146
Total assets	**74.780.252**

Principal liabilities	MCh$
Deposits and other demand liabilities	13.508.867
Time deposits and other time liabilities	16.908.024
Issued debt and regulatory capital instruments	10.814.279
Financial derivative contracts	15.160.986
Other liabilities ítems	14.097.528
Total equity	4.290.568
Total liabilities and Equity	**74.780.252**

Equity attributable to:	
Equity holders of the Bank	4.163.040
Non-controlling interest	127.528

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	362.438
Net fee and commission income	126.914
Result from financial operations	50.867
Total operating income	**540.219**
Provision for loan losses	(129.253)
Support expenses	(219.557)
Other results	(32.861)
Income before tax	**158.548**
Income tax expense	(35.505)
Net income for the period	**123.043**

Attributable to:	
Equity holders of the Bank	120.251
Non-controlling interest	2.792


JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer




BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.629.959
Créditos y cuentas por cobrar a clientes y bancos	40.064.200
Créditos y cuentas por cobrar a clientes a valor razonable	107.811
Instrumentos financieros	12.795.627
Contratos de derivados financieros	14.283.509
Otros rubros del activo	4.899.146
Total Activos	**74.780.252**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.508.867
Depósitos y otras captaciones a plazo	16.908.024
Instrumentos de deuda y capital regulatorio emitidos	10.814.279
Contratos de derivados financieros	15.160.986
Otros rubros del pasivo	14.097.528
Total patrimonio	4.290.568
Total Pasivos y Patrimonio	**74.780.252**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.163.040
Interés no controlador	127.528

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	362.438
Ingresos netos de comisiones	126.914
Resultado de operaciones financieras	50.867
Total ingresos operacionales	**540.219**
Gasto de pérdidas crediticias	(129.253)
Gastos de apoyo	(219.557)
Otros resultados	(32.861)
Resultado antes de impuesto	**158.548**
Impuesto a la renta	(35.505)
Utilidad consolidada del periodo	**123.043**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	120.251
Interés no controlador	2.792

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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